M. ALI PANJWANI

Partner

DIRECT TEL: 212-326-0820

DIRECT FAX: 212-798-6319

ali.panjwani@pryorcashman.com

March 16, 2022

Via Edgar

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ryan Rohn, Senior Staff Accountant
Stephen Krikorian, Accounting Branch Chief

Re:	Lytus Technologies Holdings PTV. Ltd.
Amendment No. 8 to Registration Statement on From F-1
Filed March 9, 2022
File No. 333-254943

Ladies and Gentlemen:

On behalf of Lytus Technologies Holdings PTV. Ltd. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated March 15, 2022 (the “Comment Letter”) relating to Amendment No. 8 to the Registration Statement on Form F-1 (the “Form F-1”) submitted by the Company on March 9, 2022. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used and otherwise not defined herein shall have the meanings assigned to such terms in the Form F-1.

Amendment No. 8 to Form F-1

Use of Proceeds, page 34

1.	As requested in prior comment 2, please disclose the amount of other funds needed to complete the acquisition of all customers and 51% of the cable company.

Response: In response to the Staff’s comment, the Company has revised the registration statement on page 34 to disclose the amount of other funds needed to complete the acquisition of all customers and 51% of the cable company.

General

2.	The engagement letter with the advisor who is conducting the audit of Reachnet’s operations is dated December 10, 2020. Please advise why the disclosure in the prospectus states that the third-party reviewer was engaged on April 1, 2021. Revise your disclosure as appropriate.

Response: In response to the Staff’s comment, the Company has revised the registration statement on pages 2, 49, 63 and 72 to clarify that the advisor was engaged on December 10, 2020 but commenced work on April 1, 2021.

* * *

If the Staff has any questions with respect to the foregoing, please contact me at (212) 326-0820.

Very truly yours,

/s/ M. Ali Panjwani
M. Ali Panjwani

cc:	Mr. Dharmesh Pandya, Chief Executive Officer

Kathleen Krebs, Special Counsel

Jan Woo, Legal Branch Chief